Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated June 5, 2013
Relating to Preliminary Prospectus Dated May 29, 2013
Registration Statement No. 333-186819

RCS Capital Corporation

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 29, 2013 (the “Preliminary Prospectus”) included in the registration statement on Form S-1 (File No. 333-186819), as amended, relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1568832/000114420413032186/v346477_s1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities.

Issuer:	RCS Capital Corporation (NYSE: RCAP).

Firm Shares:	2,500,000 shares of Class A common stock, par value $0.001 per share.

Over-Allotment Option:	Up to 375,000 shares of Class A common stock for up to 45 days beginning on the date hereof.

Discount and Commissions	7.0%. Discounts and commissions are $3,379,758.20, excluding the over-allotment option, and $3,904,758.20 if the over-allotment option is exercised in full (assuming that 85,887 shares are sold pursuant to the Directed Share Program, where no discounts and commissions are payable).

Public Offering Price per Share:	$20.00 per share of Class A common stock.

Gross Offering Proceeds:	$50,000,000 (or $57,500,000 if the over-allotment option is exercised in full).

Lock-Up Provisions:

We, along with our executive officers and directors, have agreed to certain lock-up provisions with regard to future sales of our Class A common stock and other securities exchangeable or exercisable for or convertible into Class A common stock for a period of 180 days after the date hereof, as described in and subject to certain exceptions as more fully set forth in the Underwriting (Conflicts of Interest) section of the Preliminary Prospectus.

Use of Proceeds:	We intend to use the net proceeds from this offering to expand our lines of business by funding internal growth and by acquiring complementary businesses, as well as for general corporate purposes.

Transfer Agent:	Computershare Trust Company, N.A.

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Additional Changes to the Preliminary Prospectus:

In addition to the pricing information set forth above, the Preliminary Prospectus will be updated as follows:

The risk factor titled “We are subject to extensive securities regulation and the failure to comply with these regulations could subject us to penalties or sanctions.” on page 28 of the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

The securities industry and our business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including FINRA. One of our operating subsidiaries is a broker-dealer registered with the SEC and is a member firm of FINRA. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. Changes in, or the addition of, laws or regulations or in governmental policies could cause us to change the way we conduct our business, which could adversely affect the company.

Compliance with many of the regulations applicable to the company involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. These regulations often serve to limit our activities, including through net capital rules, customer protection and market conduct requirements. If we are found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against us that may result in a censure, fine, civil penalties, issuance of cease-and-desist orders, the deregistration or suspension of our broker-dealer activities, the suspension or disqualification of our officers or employees, or other adverse consequences. The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition.

In April 2013, Realty Capital Securities received notice and a proposed Letter of Acceptance, Waiver and Consent , or AWC, from FINRA, the self-regulatory organization that oversees broker-dealers, that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering, as further described under “Business —Legal Proceedings.” Without admitting or denying the findings, Realty Capital Securities submitted an AWC, which FINRA accepted on June 4, 2013.

The paragraph under the heading “Legal Proceedings” on page 83 of the Preliminary Prospectus is hereby deleted its entirety and replaced with the following:

In April 2013, Realty Capital Securities received notice and a proposed Letter of Acceptance, Waiver and Consent , or AWC, from FINRA, the self-regulatory organization that oversees broker-dealers, that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, Realty Capital Securities submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, Realty Capital Securities consented to the imposition of a censure and a fine of $60,000. Realty Capital Securities believes that the matter will not have a material adverse effect on Realty Capital Securities or its business.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A preliminary prospectus, dated May 29, 2013, is available at the SEC website at http://www.sec.gov/Archives/edgar/data/1568832/000114420413032186/v346477_s1a.htm. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-904-2988.